                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                               Lasertechnics, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   518082 10 2
                                 (CUSIP Number)

Richard C.E. Morgan                                      Christopher Smeall, Esq
Amphion Partners L.L.C.                                  Debevoise & Plimpton
590 Madison Avenue, 32nd floor                           875 Third Avenue
New York, NY  10022                                      New York, NY  10022
(212) 849-8120                                           (212) 909-6457

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 19, 1997
                  (Date of Event which Requires Filing of this
                                   Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                         Page 2 of 25 Pages


(1)     Names of Reporting Persons
        S.S. or I.R.S. Identifica-     Amphion Ventures L.P.
        tion Nos. of Above Persons     (formerly Wolfensohn
                                         Associates II L.P.)
                                         13-3962697

(2)     Check the Appropriate Box                   (a)
        if a Member of a Group            N/A       (b)


(3)     SEC Use Only

(4)     Source of Funds                              BK, AF

(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                          N/A

(6)     Citizenship or Place of
        Organization                                   Delaware

Number of Shares       (7) Sole Voting Power             6,910,724 (See Item 5.)
Beneficially Owned
by Each Reporting      (8) Shared Voting Power
Person With
                       (9) Sole Dispositive Power       10,671,674 (See Item 5.)

                      (10) Shared Dispositive Power

(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person                  10,671,674(See Item 5.)

(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares                N/A

(13)    Percent of Class Represented
        by Amount in Row 11                                  16.9% (See Item 5.)

(14)    Type of Reporting Person                                PN

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                         Page 3 of 25 Pages


(1)     Names of Reporting Persons
        S.S. or I.R.S. Identifica-      Amphion Partners L.L.C.
        tion Nos. of Above Persons      (formerly, Wolfensohn
                                        Partners II, LLC)
                                        13-3962696

(2)     Check the Appropriate Box                            (a)
        if a Member of a Group                     N/A       (b)


(3)     SEC Use Only

(4)     Source of Funds                                   BK
                                                          AF

(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                             N/A

(6)     Citizenship or Place of
        Organization                                      Delaware

Number of Shares       (7) Sole Voting Power               567,500 (See Item 5.)
Beneficially Owned
by Each Reporting      (8) Shared Voting Power
Person With
                       (9) Sole Dispositive Power          567,500 (See Item 5.)

                      (10) Shared Dispositive Power

(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person                  11,239,174 (See Item 5.)

(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares                N/A

(13)    Percent of Class Represented
        by Amount in Row 11                                  17.8% (See Item 5.)

(14)    Type of Reporting Person                                             OO

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                         Page 4 of 25 Pages


(1)     Names of Reporting Persons
        S.S. or I.R.S. Identifica-     Antiope Partners L.L.C.
        tion Nos. of Above Persons     (formerly Wolfensohn
                                       Partners, L.P.)
                                       13-3260056

(2)     Check the Appropriate Box                            (a)
        if a Member of a Group                     N/A       (b)


(3)     SEC Use Only

(4)     Source of Funds                            BK
                                                   AF
                                                   SC

(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                           N/A

(6)     Citizenship or Place of
        Organization                                   Delaware

Number of Shares       (7) Sole Voting Power               185,142 (See Item 5.)
Beneficially Owned
by Each Reporting      (8) Shared Voting Power
Person With
                       (9) Sole Dispositive Power        2,428,427(See Item 5.)

                      (10) Shared Dispositive Power

(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person                   2,428,427(See Item 5.)

(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares                N/A

(13)    Percent of Class Represented
        by Amount in Row 11                                   3.8% (See Item 5.)

(14)    Type of Reporting Person                                             OO

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                         Page 5 of 25 Pages


1)      Names of Reporting Persons
        S.S. or I.R.S. Identifica-
        tion Nos. of Above Persons                    Antiope Ventures L.P.
                                                      (formerly, Wolfensohn
                                                      Associates L.P.)
                                                      13-3227766

(2)     Check the Appropriate Box                            (a)
        if a Member of a Group                     N/A       (b)


(3)     SEC Use Only

(4)     Source of Funds                                             N/A

(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                           N/A

(6)     Citizenship or Place of
        Organization                                            Delaware

Number of Shares       (7) Sole Voting Power                      0
Beneficially Owned
by Each Reporting      (8) Shared Voting Power
Person With
                       (9) Sole Dispositive Power                 0

                      (10) Shared Dispositive Power

(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person                            0

(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares                N/A

(13)    Percent of Class Represented
        by Amount in Row 11                                       0

(14)    Type of Reporting Person                                  PN

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                         Page 6 of 25 Pages


                      CONTINUATION PAGES OF AMENDMENT NO. 7
                                 TO SCHEDULE 13D


               This Amendment No. 7 to the Schedule 13D, dated October 4, 1985 (the "Schedule 13D"), previously filed by Wolfensohn Associates L.P. (now known as Antiope Ventures L.L.C.) ("Associates") and Wolfensohn Partners, L.P. (now known as Antiope Partners L.L.C.) ("Partners") is the initial electronic filing by Associates, Partners, Wolfensohn Associates II L.P. (now known as Amphion Ventures L.P.) ("Associates II") and Wolfensohn Partners II LLC (now known as Amphion Partners L.L.C.) ("Partners II") and, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, restates and amends the Schedule 13D.

               This amendment and filing reports the following transactions:

               Between May 18, 1995 and September 15, 1995, Associates, in exchange for making a total of $3,100,000 of loans to Lasertechnics, Inc. (the "Company"), received convertible demand promissory notes in the aggregate amount of $3,100,000 and 214,777 warrants exercisable for shares of common stock, par value $0.01 per share of the Company ("Common Stock").

               On August 8, 1995, Associates converted $1,500,000 of debt into 1,153,846 shares of Series A Convertible Preferred Stock of the Company ("Series A Preferred"). Each share of Series A Preferred is convertible into one share of Common Stock at any time at the option of the holder.

               On September 26, 1995, Associates converted $1,500,000 of debt into 1,056,338 shares of Series B Convertible Preferred Stock of the Company ("Series B Preferred"). Each share of Series B Preferred is convertible into one share of Common Stock at any time at the option of the holder.

               On October 10, 1995, the Company repaid $2,000,000 in debt to Associates.

               On December 15, 1995, using $690,000 of debt owed to Associates by the Company, Associates exercised 534,105 warrants (including the 214,777 warrants received between May 18, 1995 and September 15, 1995) for which Associates received 534,105 shares of Common Stock.

               On December 27, 1995, Associates converted debt in the principal amount of $210,000 plus accrued interest in the amount of $259,879 into 311,179 shares of Series C Convertible Preferred Stock of the Company ("Series C Preferred"). Each share of Series C Preferred is convertible into one share of Common Stock at any

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                         Page 7 of 25 Pages


time at the option of the holder. As of December 27, 1997, all demand promissory notes outstanding to Associates (including the $3,100,000 of demand promissory notes received between May 18, 1995 and September 15, 1995) either had been repaid or converted as described above.

               On December 29, 1995, Associates purchased 198,676 shares of Series C Preferred for $300,000.

               Between June 20, 1996 and July 26, 1996, Associates made a total of $1,700,000 in loans to the Company and received a total of 56,341 warrants. These warrants have not been exercised. The warrants may be exercised by the holder at any time on or prior to December 31, 2001. The exercise price for 29,499 of the warrants is $3.39 per share, the exercise price for 17,668 of the warrants is $2.83 and the exercise price for the remaining 9,174 warrants is $2.18 per share.

               On August 2, 1996, the Company repaid Associates the $1,700,000 of debt incurred between June 20, 1996 and July 26, 1996.

               Between March 27, 1997 and May 14, 1997, Partners made a series of loans to the Company in the aggregate amount of $1,000,000, in consideration of which Partners received 72,727 common stock warrants and notes in the aggregate amount of $1,000,000.

               On June 25, 1997, Partners, J.P. Morgan Investment Corporation ("JPMIC") and the Company entered into a Note Purchase Agreement (the "Note Agreement"). The Note Agreement is attached hereto as Exhibit 12 and incorporated herein by reference and the following description is subject thereto.

               Pursuant to the Note Agreement and in consideration of the cancellation and surrender of (a) notes in the aggregate amount of $1,000,000, representing the loans made between March 27, 1997 and May 14, 1997, (b) $19,709.58 in accrued interest, (c) and 72,727 warrants convertible into Common Stock received in connection with such loans, a new senior promissory note in the amount of $1,019,709.58 was issued to Partners by the Company in accordance with the Note Agreement and Partners received (i) 102,857 shares of Common Stock and (ii) warrants convertible into 200,000 shares of Common Stock. In connection with the Note Agreement, the parties thereto also executed a Pledge Agreement as of August 18, 1997. The warrants may be exercised by holder at any time on or prior to August 6, 2000 at an exercise price of $0.70 per share.

               Pursuant to the Note Agreement, in consideration of advances made by Partners in the amounts and on the dates

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                         Page 8 of 25 Pages


indicated below, Partners received Common Stock of the Company (a portion of which constituted a fee for extending the loan) and warrants convertible into Common Stock, as follows:

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                         Page 9 of 25 Pages





                                                   COMMON STOCK
                                                   (total,
                          AMOUNT OF                including                WARRANTS
DATE                      ADVANCE                  Loan Fee)                RECEIVED
----                      ---------                ------------             --------
June 25, 1997             $500,000                   51,428                 100,000
July 16, 1997             $ 75,000                    7,714                  15,000
July 31, 1997             $225,000                   23,143                  45,000
                          --------                  -------                 -------
   Total                  $800,000                   82,285                 160,000


               The unpaid principal amount of any of the above advances under the Note Agreement were exchangeable on 30 days' notice, in whole or in part, for an equal amount of convertible debentures of the Company having the same economic terms and conditions as the Company's existing 10% convertible debentures due March 1, 1999, which in turn would have been convertible into Common Stock at the option of the holder at the lesser of $1.00 or 85% of the average 5-day closing bid price of the Company's Common Stock prior to conversion. However, pursuant to the Amendment Agreement dated December 23, 1997, which Amendment Agreement is attached hereto as Exhibit 21 and incorporated herein by reference (the "Amendment Agreement") the notes with respect to the above advances ceased to be convertible. Any of the above warrants may be exercised at any time on or prior to August 6, 2000 at an exercise price of $0.70 per share. Common Stock issued pursuant to the Note Agreement is unregistered.

               As consideration for execution of a standstill agreement, dated as of July 14, 1997 (the "Standstill Agreement"), Partners received warrants for 90,000 shares of Common Stock of the Company. The warrants may be exercised at any time on or prior to July 14, 2002 at an exercise price of $1.00 per share. The Standstill Agreement changed the terms of convertibility into Common Stock of certain securities of the Company as set forth therein, and is attached hereto as Exhibit 11 and incorporated herein by reference.

               On July 23, 1997, Partners acquired 48 shares of Series F Convertible Preferred Stock of the Company ("Series F Preferred"). Each share of Series F Preferred has a liquidation preference of $10,000 plus interest, as set out in the Series F Preferred Stock Certificate of Designation which is attached hereto as Exhibit 20 and incorporated herein by reference and is

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 10 of 25 Pages


convertible into Common Stock based on the formula set forth in the Series F Preferred Stock Certificate of Designation.

               As of August 19, 1997, Associates transferred all of its assets and liabilities to Associates II, in exchange for 100% of the limited partnership interests of Associates II (which constituted 99.8% of the total partnership interests of Associates II). Upon such transfer, Associates ceased to be a beneficial owner of the Common Stock of the Company within the meaning of the Securities and Exchange Act of 1934, as amended, because it ceased to have voting power or investment power with respect to such Common Stock. The general partner of Associates II is Partners II, which owns the remaining 0.2% of the total partnership interests of Associates II. The assets of Associates so transferred included the following equity securities of the Company:

                                               COMMON STOCK
     SECURITY                                   EQUIVALENT
     --------                                   ----------
Common Stock                                     6,443,901
Series A Preferred                               1,153,846
Series B Preferred                               1,056,338
Series C Preferred                                 509,855
Warrants                                            56,341
Options                                             76,855

               At the same time, Partners assigned the Note Agreement to Associates II with respect to all future advances.

               Since August 19, 1997, pursuant to the Note Agreement and in consideration of advances made by Associates II in the amounts and on the dates indicated below, Associates II received Common Stock (a portion of which constituted a fee for extending the advances indicated) and warrants convertible into Common Stock, as follows:



                                                 COMMON STOCK
                                                    (total,
                                                   including
       DATE           AMOUNT OF ADVANCE             Loan Fee)             WARRANTS
------------------    -----------------          ------------         ----------------
August 26, 1997            $150,000                 15,429                 30,000
September 2, 1997          $150,000                 15,429                 30,000
September 19, 1997         $100,000                 10,286                 20,000
------------------         --------                 ------                 ------
Total                      $400,000                 41,144                 80,000

               The unpaid principal amount of any advances under the Note Agreement were exchangeable, in whole or in part, for an equal amount of convertible debentures of the Company having the same economic terms and conditions as the Company's existing 10%

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 11 of 25 Pages


convertible debentures due March 1, 1999, which in turn would have been convertible into Common Stock at the option of the holder at the lesser of $1.00 or 85% of the average 5-day closing bid price of the Company's Common Stock prior to conversion. However, pursuant to the Amendment Agreement, the notes with respect to the above advances ceased to be convertible. 60,000 of the warrants may be exercised at any time prior to September 5, 2000. The remaining 20,000 warrants, which the Company is obligated to issue and deliver to Associates II and which have not yet been issued, will be exercisable at any time prior to the third anniversary of the date of issue at an exercise price of $0.70. Common Stock issued pursuant to the Note Agreement is unregistered.

               Since September 19, 1997, Associates II has made loans to the Company in the following amounts and acquired the following shares of Common Stock and warrants convertible into Common Stock, on substantially the same terms as the advances made pursuant to the Note Agreement. The parties are negotiating but have not yet finalized a note agreement with respect to these advances.


                                                       COMMON STOCK
                                AMOUNT OF               (including
        DATE                      LOAN                   Loan Fee)               WARRANTS
------------------            -------------            ------------          ----------------
September 19, 1997            $  150,000.00                15,429                 30,000
September 26, 1997            $  300,000.00                30,857                 60,000
September 29, 1997            $  500,000.00                51,428                100,000
October 10, 1997              $  175,000.00                18,000                 35,000
October 14, 1997              $  340,000.00                34,971                 68,000
October 22, 1997              $  287,000.00                29,520                 57,400
October 28, 1997              $  500,000.00                51,428                100,000
November 20, 1997             $   25,000.00                 2,571                  5,000
November 25, 1997             $  622,000.00                63,977                124,400
December  4, 1997             $  180,000.00                18,514                 36,000
December  8, 1997             $  255,000.00                26,228                 51,000
December 15, 1997             $  304,000.00                31,268                 60,800
December 19, 1997             $  303,000.00                31,166                 60,600
December 24, 1997             $  197,575.00                20,322                 39,515
                              -------------               -------                -------
Total                         $4,138,575.00               425,679                827,715

               With respect to each of the above loans, it is expected that the corresponding note, which the Company is obligated to issue and deliver but which has not yet been issued and delivered, will not provide for conversion and will be on substantially the same terms as the notes delivered pursuant to the Note Agreement. The warrants, which the Company is obligated to issue and deliver to Associates but which have not been so issued and delivered, are expected to have an exercise price of $0.70 per share and to be exercisable at any time prior to the third anniversary of the date of issue. The Common Stock issued during this period is unregistered.

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 12 of 25 Pages


               Partners II acquired the following shares of Common Stock at the prices and on the dates indicated:

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 13 of 25 Pages




                                            COMMON               AGGREGATE
       DATE                                  STOCK                 PRICE
------------------                      --------------       -----------------
November 11, 1997                           50,000                 $ 18,750
November 12, 1997                           45,000                 $ 21,780
November 12, 1997                            5,000                 $  2,500
November 14, 1997                            5,000                 $  2,344
November 17, 1997                           20,000                 $  8,600
November 18, 1997                           29,000                 $ 12,180
November 24, 1997                           25,000                 $  9,375
November 25, 1997                            6,000                 $  2,250
November 26, 1997                            5,000                 $  1,875
November 26, 1997                            5,000                 $  1,875
December 2, 1997                             5,000                 $  1,875
December 3, 1997                             9,000                 $  3,375
December 4, 1997                             5,000                 $  1,641
December 4, 1997                            62,000                 $ 21,309
December 5, 1997                            66,000                 $ 20,625
December 5, 1997                            41,500                 $ 14,264
December 5, 1997                            58,000                 $ 19,938
December 11, 1997                           35,000                 $  9,842
December 15, 1997                           23,000                 $  6,468
December 16, 1997                            5,500                 $  1,547
December 17, 1997                            5,500                 $  1,547
December 18, 1997                           57,000                 $ 16,028
                                           -------                 --------
Total                                      567,500                 $199,988

               On December 23, 1997, Partners, Associates II and the Company signed the Amendment Agreement which, inter alia, changed the convertibility of the senior promissory notes issued pursuant to the Note Agreement. A copy of the Amendment Agreement is attached hereto as Exhibit 21, and is incorporated herein by reference.

               Except as set forth herein, there are no material changes since the filing of the most recent amendment to Schedule 13D by Associates and Partners in May 1995.


Item 1.        Security and Issuer.

               The class of equity securities to which this statement relates is the Common Stock, $.01 par value per share of the Company, a Delaware corporation, which has its principal executive offices at 3208 Commander Dr., Carrollton, Texas 75006.

Item 2.        Identity and Background.

                                             SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 14 of 25 Pages


               This statement is amended by Associates and Partners and filed by Associates II and Partners II.

               Associates and Associates II are Delaware limited partnerships with their principal business and principal office at 590 Madison Avenue, 32nd floor, New York, New York 10022. Associates II is principally engaged in the business of investing its capital with the principal objective of realizing appreciation in the value of securities or other assets thereby acquired. The assets of Associates consist primarily of cash and its interests in Associates
II. The general partner of Associates is Partners. The general partner of Associates II is Partners II. On October 23, 1997, Associates amended its certificate of limited partnership to change its name from Wolfensohn Associates L.P. to Antiope Ventures L.P. On October 10, 1997, Associates II amended its certificate of limited partnership to change its name from Wolfensohn Associates II L.P. to Amphion Ventures L.P.

               On September 29, 1997, Partners converted from a Delaware limited partnership to a Delaware limited liability company in accordance with Delaware law, and changed its name from Wolfensohn Partners L.P. to Wolfensohn Partners LLC. Richard C.E. Morgan and James D. Wolfensohn, who were general partners of Partners (and, in the case of Mr. Wolfensohn, a general partner of a general partner), became managing members of Partners. On October 23, 1997, Partners amended its certificate of formation to change its name to Antiope Partners L.L.C.

               Partners II is a Delaware limited liability company with its principal business and principal office at 590 Madison Avenue, 32nd floor, New York, New York 10022. Partners II is principally engaged in serving as general partner of Associates II and is controlled by its managing members: Richard C.E. Morgan and James D. Wolfensohn. On October 10, 1997, Partners II amended its certificate of formation to change its name from Wolfensohn Partners II, LLC to Amphion Partners L.L.C.

               During the last five years, neither Partners, Partners II, Associates nor Associates II has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (a) The managing members of Partners and Partners II are Richard C.E. Morgan and James D. Wolfensohn. Mr. Morgan and Mr. Wolfensohn disclaim beneficial ownership of all Common Stock and other securities of the Company owned by Associates II, Partners or Partners, or previously owned by Associates.

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 15 of 25 Pages


               (b) The business address of Messrs. Morgan and Wolfensohn is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

               (c) Mr. Morgan's present principal occupation is serving as a managing member of Partners and Partners II. Mr. Morgan also serves as a chairman of the board of directors and chief executive officer of the Company. The present principal occupation of Mr. Wolfensohn is president of the World Bank.

               (d) During the last five years, neither Mr. Morgan nor Mr. Wolfensohn has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, neither Mr. Wolfensohn nor Mr. Morgan was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Morgan is a citizen of the United Kingdom. Mr. Wolfensohn is a citizen of the United States.


Item 3.        Source and Amount of Funds or Other Consideration.

               The warrants received by Associates during the period beginning May 18, 1995 and ending September 15, 1995 were part of the consideration received for loans to the Company made by Associates in aggregate amount of $3,100,000. The 1,153,846 shares of Series A Preferred acquired by Associates on August 8, 1995 was the result of conversion of $1,500,000 of debt. The 1,056,338 shares of Series B Preferred acquired by associates on September 26, 1995 was the result of conversion of $1,500,000 of debt. The 311,179 shares of Series C Preferred acquired by Associates on December 27, 1995 was the result of conversion of debt and accrued interest in the amount of $469,879. The 198,676 shares of Series C Preferred acquired by Associates on December 27, 1995 were paid for in cash. All warrants received during this period were exercised no later than December 27, 1995.

               The warrants received by Associates on June 20, 1996, July 10, 1996 and July 26 1996 were part of the consideration for loans in the aggregate amount of $1,700,000. These warrants have not been exercised by Associates and have been assigned to Associates II, and may be exercised by Associates II on or prior to December 31, 2001. The exercise price for 29,499 of the warrants is $3.39, the exercise price for 17,668 of the warrants is $2.83 per share and the exercise price for the remaining 9,174

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 16 of 25 Pages


of the warrants is $2.18 per share. Each Share of Series A Preferred, Series B Preferred and Series C Preferred is convertible into one share of Common Stock at any time at the option of the holder.

               The aggregate 72,127 warrants received by Partners between March 27, 1997 and May 14, 1997 were part of the consideration for an aggregate of $1,000,000 of loans to the Company by Partners. These warrants and the note representing the $1,000,000 loan plus interest were canceled and surrendered pursuant to the Note Agreement on June 25, 1997, in partial consideration of 102,857 shares of Common Stock and warrants convertible into 200,000 shares of Common Stock and the $1,019,710 was recorded under a new senior promissory note in accordance with the Note Purchase Agreement. The aggregate 82,285 shares of Common Stock and the 160,000 warrants convertible into Common Stock that Partners received between June 25, 1997 and July 31, 1997 were part of the consideration received for advances to the Company made by Partners in the aggregate amount of $800,000 and the loan fee on such amounts, pursuant to the Note Agreement. Partners has not exercised these warrants. The total of 360,000 warrants received by Partners under the Note Agreement may be exercised at any time prior to August 6, 2000 at an exercise price of $0.70 per share.
The unpaid principal amount of advances under the Note Agreement ceased to be convertible pursuant to the Amendment Agreement.

               The 48 shares of Series F Preferred Stock that Partners received on July 23, 1997 were in consideration of cash in the amount of $480,000.

               The 90,000 warrants received by Partners on July 23, 1997 were in consideration of the execution by Partners of the Standstill Agreement. These warrants may be exercised at any time on or prior to July 14, 2002 at an exercise price of $1.00 per share.

               The transfer of all assets and liabilities of Associates on August 19, 1997, including the 6,443,901 shares of Common Stock, the 1,153,846 shares of Series A Preferred, the 1,056,338 shares of Series B Preferred, the 509,855 shares of Series C Preferred and the 56,341 warrants and 76,855 options, were part of the consideration received for 100% of the limited partnership interests of Associates II, representing 99.8% of the total partnership interests of Associates II. The assignment of the Note Agreement by Partners to Associates II was in consideration of Associates II's assumption of future funding obligations thereunder.

               The 41,144 shares of Common Stock and the 80,000 warrants received by Associates II between August 26, 1997 and September 19, 1997 were part of the consideration received for

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 17 of 25 Pages


advances to the Company made by Associates II in the aggregate amount of $400,000 plus the loan fee on such amounts pursuant to the Note Agreement. Associates II has not exercised these warrants. 60,000 of these warrants may be exercised at any time on or prior to September 5, 2000 at an exercise of $0.70 per share. The remaining 20,000 of these warrants, which the Company is obligated to issue and deliver to Associates II, have not yet been issued but will be exercisable at any time on or prior to third anniversary of the date of issuance of the warrant, at an exercise price of $0.70 per share.

               The 298,181 shares of Common Stock and 579,800 warrants received by Associates II between September 19, 1997, and November 25, 1997, were part of the consideration received for loans to the Company in the aggregate amount of $2,899,000. The warrants, which the Company is obligated to issue and deliver to Associates II, have not yet been issued but are expected to be exercisable at any time prior to the third anniversary of the issuance of the warrant at an exercise price of $0.70.

               The aggregate 185,000 shares of Common Stock acquired by Partners II between November 11, 1997, and November 25, 1997, were acquired for a total of $77,779 in cash on the market.

               The 127,499 shares of Common Stock and 247,915 warrants received by Associates II between December 4, 1997, and December 24, 1997, were part of the consideration received for loans to the Company in the aggregate amount of $1,239,575. The warrants, which the Company is obligated to issue and deliver to Associates II, have not yet been issued but are expected to be exercisable at any time prior to the third anniversary of the issuance of the warrant at an exercise price of $0.70.

               The aggregate 377,500 shares of Common Stock acquired by Partners II between November 26, 1997 and December 18, 1997, were acquired for a total of $120,332 in cash on the market.

               Funds used by Partners for the transactions described herein were obtained from current income and loans from James D. Wolfensohn pursuant to a grid note dated April 1, 1994. Prior to August 19, 1997 funds used by Associates for the transactions described herein were obtained from current income of Associates or from Republic National Bank of New York pursuant to an agreement, dated December 6, 1996. After August 19, 1997, funds used by Associates II to make the loans reported herein were obtained from capital contributions from limited partners of Associates II or pursuant to the loan agreement between Associates and Republic National Bank of New York, dated as of December 6, 1996, which Note Agreement was assigned by Associates to Associates II on August 19, 1997 and amended and restated as of

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 18 of 25 Pages


such date. Funds used by Partners II were obtained from a loan from James D. Wolfensohn.

               The Amendment Agreement, dated as of December 23, 1997, was in consideration of the mutual premises set forth therein.


Item 4.        Purpose of Transactions.

               The purchases and loans made by Partners, Partners II, Associates and Associates II and reported herein were all in connection with their respective general investment activities.

               In addition to the loans described herein, Partners, Partners II, Associates and Associates II each has the right to acquire additional shares of Common Stock (or other capital stock of the Company), and to dispose of some or all of their respective current holdings of Common Stock or other capital stock of the Company or to exercise any warrants or other rights any of them may in the future have in respect thereof, in one or more open-market or privately negotiated transactions or otherwise, on such terms and at such times as each considers desirable.


Item 5.        Interest in Securities of the Issuer.

               (a) As of August 19, 1997, Associates had transferred all assets and liabilities of Associates (including all Common Stock of the Company) to Associates II, in exchange for 100% of the limited partner interests of Associates II (which constituted 99.8% of the total partnership interests of Associates II). Upon such transfer, Associates ceased to be a beneficial owner of the Common Stock of the Company within the meaning of the Securities and Exchange Act of 1934, as amended, because it ceased to have voting power or investment power with respect to such Common Stock.

               As of December 24, 1997, Associates II owned the following interests in the Company:

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 19 of 25 Pages




                                                                  COMMON STOCK
                                                                  EQUIVALENT-IF
    TYPE OF SECURITY                        AMOUNT                  CONVERTED
------------------------                  ----------              -------------
Senior Promissory Notes                   $4,538,575                      N/A
Common Stock                               6,910,724                      N/A
Series A Convertible                       1,153,846                1,153,846
Preferred Stock
Series B Convertible                       1,056,338                1,056,338
Preferred Stock
Series C Convertible                         509,855                  509,855
Preferred Stock
Warrants                                     964,056                  964,056
Options                                       76,855                   76,855


               As of December 24, 1997, Associates II owns 6,910,724 shares of Common Stock, which Associates II estimates is approximately 14.5% of the total issued and outstanding shares of the Common Stock of the Company. If Associates II were to exercise all of its rights to convert all of the Series A Preferred, the Series B Preferred, the Series C Preferred, the warrants and the options held by it into Common Stock, it would be deemed the beneficial holder of 10,671,674 shares of Common Stock, which is estimated by Associates II to constitute approximately 16.9% of the issued and outstanding shares of the Company (assuming all outstanding warrants had been exercised and all outstanding convertible securities had been converted into Common Stock as of December 15, 1997).

               As of December 24, 1997, Partners owned the following interests of Company:



                                                                          COMMON STOCK EQUIVALENT IF
TYPE OF SECURITY                                AMOUNT                             CONVERTED
--------------------------                   ------------                ----------------------------
Senior Promissory Notes                       $1,800,000                                        N/A
Common Stock                                     185,142                                        N/A
Series F Preferred                                    48                   434,206 to 1,793,285 (1)
Warrants                                         450,000                                450,000

NOTE:  (1)            This spread is based on the formula contained in the
                      Series F Preferred Stock Certificate of Designation, assuming for purposes of such formula a "conversion price"
                      (as defined in such Certificate of Designation) between $1.1406 and $0.2762, which was 87.5% of the average closing bid price for the Common Stock during the 10 trading

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 20 of 25 Pages


                      days prior to the conversion (assuming that conversion occurred on December 15, 1997 and that the shares of Series F Preferred were held for 125 days prior to conversion). The Certificate of Designation of Series F Preferred Stock is attached hereto as Exhibit 20 and incorporated herein by reference. The actual number of shares of Common Stock which would be received by Partners on an actual conversion may vary depending on market price and the length of time held prior to conversion.

               As of December 24, 1997, Partners owns 185,142 shares of Common Stock, which Partners estimates is approximately 0.4% of the total outstanding shares of the Common Stock of Company. If Partners were to exercise all of its rights to convert the Series F Preferred and the warrants into Common Stock, and the lower price was assumed in the spread noted above, then Partners would be deemed the beneficial holder of 2,428,427 shares of Common Stock, which is estimated by Partners would constitute approximately 3.8% of the issued and outstanding shares of the Company (assuming all outstanding warrants had been exercised and all outstanding convertible securities had been converted into Common Stock as of December 15, 1997).

               As of December 24, 1997, Partners II owned 567,500 shares of Common Stock, which is estimated by Partners II to represent approximately 1.2% of the issued and outstanding shares of the Common Stock of the Company. (In addition, see the holdings of Associates II, above in which Partners II is a general partner and holds 0.2% of the total partnership interests).

               Richard C.E. Morgan, a managing member of Partners and Partners II and Chairman of the Board and Chief Executive Officer of the Company, owns 327,266 shares of Common Stock and options to purchase 50,000 additional shares. The 327,266 shares of Common Stock owned by Mr. Morgan is estimated to represent 0.7% of the total outstanding shares of the Common Stock of the Company. If Mr. Morgan were to exercise all his options, he would be deemed the beneficial owner of 377,266 shares of Common Stock, which is estimated by Mr. Morgan would constitute approximately 0.6% of the issued and outstanding shares of the Company (assuming all outstanding warrants had been exercised and all outstanding securities had been converted into Common Stock as of December 15,
1997).

               James D. Wolfensohn, a managing member of Partners I and Partners II, is a general partner of Jackson Hole Investments Acquisitions L.P., a Delaware limited partnership which owns 68,750 shares of Common Stock and 198,678 shares of Series C Preferred. The 68,750 shares of Common Stock held by Jackson Hole

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 21 of 25 Pages


Acquisitions L.P. is estimated to represent 0.1% of the total outstanding shares of Common Stock. If Jackson Hole Investments Acquisitions L.P. were to convert its Series C Preferred to Common Stock, it would be deemed the beneficial owner of 267,428 shares of Common Stock, which is estimated would constitute approximately 0.4% of the issued and outstanding shares of the Company (assuming all outstanding warrants had been exercised and all outstanding convertible securities had been converted into Common Stock as of December 15, 1997).

               (b) Partners has the sole power to vote or direct the vote and to dispose or direct the disposition of all shares of Common Stock (or warrants or securities convertible into Common Stock) beneficially owned by Partners. The power can only be exercised by the unanimous agreement of all managing members of Partners. Partners II, as the general partner of Associates II, has the sole power, on behalf of Associates II, to vote or direct the vote and to dispose or direct the disposition of all shares of Common Stock (or warrants or securities convertible into Common Stock) beneficially owned by Associates II. Partners II has the sole power to vote or direct the vote and to dispose or direct all of the shares of Common Stock (or warrants or securities convertible into Common Stock) beneficially owned by Partners II. This power can only be exercised by the unanimous agreement of all the managing members of Partners II. Richard C.E. Morgan has the sole power to vote and dispose or direct the Common Stock beneficially owned by him. Please refer to item 5(a) for numbers of shares of Common Stock and other securities, James D. Wolfensohn shares with the other general partners of Jackson Hole Investments Acquisitions L.P., the power to vote and dispose or direct the Common Stock of the Company beneficially owned by Jackson Hole Investments Acquisitions L.P.

               (c) Except as reported herein, and except that Richard Morgan purchased on the market for cash (i) 50,000 shares of Common Stock at an average price per share of $0.4856 on November 12, 1997 (ii) 25,000 shares of Common Stock at an average share price of $0.46 on November 13, 1997, (iii) 5,000 shares of Common Stock at an average share price of $0.43 on November 17, 1997 and (iv) 29,000 shares at an average share price of $0.42 on November 18, 1997, none of Associates, Associates II, Partners, or Partners II or, to the best knowledge of each of them or any of the managing members of Partners or of Partners II, any of their controlling persons, has effected any transactions in the Common Stock (or securities convertible into Common Stock) during the past sixty days.

               (d) Associates II is entitled to receive the dividends associated with and the proceeds from any sale of shares of Common Stock (or securities convertible into Common Stock) that it beneficially owns. Partners is entitled to receive the dividends

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 22 of 25 Pages


associated with and the proceeds from any sale of shares of Common Stock that it beneficially owns. Partners II is entitled to receive the dividends associated with and the proceeds from any sale of shares of Common Stock that it beneficially owns. Richard C.E. Morgan is entitled to receive the dividends associated with and proceeds of any sale of shares of Common Stock that he beneficially owns. Jackson Hole Investments Acquisitions L.P. is entitled to receive the dividends associated with and proceeds of any sale of shares of Common stock beneficially owned by it.

               (e) Associates and Partners ceased to be beneficial owners of more than 5% of the Common Stock as of August 19, 1997.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

               Except as reported herein and in previous reports, none of Associates, Partners, Associates II, Partners II or, to the best knowledge of Associates, Partners, Associates II and Partners II, none of the managing members of Partners or Partners II or any of their controlling persons has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, which are in effect as of the date hereof.


Item 7.        Material to be Filed as Exhibits .

        Exhibit 1.           Joint Filing Agreement

        Exhibit 2. Stock Option Grant Pursuant to Draw Notes of February and April 1994.

        Exhibit 3. Grid Note, dated April 1, 1994, between Partners and James D. Wolfensohn

        Exhibit 4. Common Stock purchase Warrant No. 32, dated June 19, 1996, between Company and Associates for 29,499 shares of Common Stock

        Exhibit 5. Common Stock Purchase Warrant No. 33, undated, between Company and Associates, for 17,668 shares of Common Stock

        Exhibit 6. Common Stock Purchase Warrant No. 34, undated, between Company and Associates, for 9,174 shares of Common Stock

        Exhibit 7. Senior Promissory Grid Note, dated June 25, 1997, between Company and Partners

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 23 of 25 Pages


        Exhibit 8. Common Stock Purchase Warrant No. 1, dated August 6, 1997, between Company and Partners for 360 shares of Common Stock

        Exhibit 9. Common Stock Purchase Warrant No. F-8, dated July 14, 1997, between Company and Partners for 90,000 shares of Common Stock

        Exhibit 10. Common Stock Purchase Warrant, dated September 5, 1997, between Company and Associates II for 60,000 shares of Common Stock

        Exhibit 11. Standstill Agreement, dated as of July 14, 1997, between the Company and each of the shareholders indicated therein, including Partners

        Exhibit 12. Note Purchase Agreement, dated June 25, 1997, between the Company, Partners and J.P. Morgan Investment Corporation.

        Exhibit 13. Pledge Agreement, dated August 18, 1997, among the Company, Partners and J.P. Morgan Investment Corporation

        Exhibit 14. Assignment Agreement, dated as of August 19, 1997, between Associates II and Partner s.

        Exhibit 15. Assignment Agreement, dated as of August 19, 1997, between Associates and Associates II.

        Exhibit 16. Amended and Restated Note Agreement, dated as of August 19, 1997, between Republic National Bank of New York and Associates II

        Exhibit 17.          Certificate of Designation for Series A
                             Preferred Stock.

        Exhibit 18.          Certificate of Designation for Series B
                             Preferred Stock.

        Exhibit 19.          Certificate of Designation for Series C
                             Preferred Stock.

        Exhibit 20. Certificate of Designation of Series F Preferred Stock and Amendment thereto.

        Exhibit 21. Amendment to the Note Purchase Agreement, dated as of December 23, 1997 among Partners, Associates II and the Company.

        Exhibit 22. Continuing Security Agreement, dated as of December 6, 1996, as amended, among Republic National Bank and Associates, as amended.

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 24 of 25 Pages


Documents evidencing warrants that have been exercised or canceled, loans and advances that have been repaid as of the date hereof and agreements relating to any of the foregoing are not attached hereto.

Notes and warrants which the Company is obligated to issue but has not yet issued are not attached hereto.

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 25 of 25 Pages

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 1997


                             ANTIOPE VENTURES L.P.
                             (formerly Wolfensohn Associates L.P.)

                             By: Antiope Partners L.L.C.,
                                 its general partner


                                 By:   /s/ Richard C.E. Morgan
                                       --------------------------------------
                                       Richard C.E. Morgan
                                       a Managing Member

                             ANTIOPE PARTNERS L.L.C.
                             (formerly Wolfensohn Partners L.P.)


                             By: /s/ Richard C.E. Morgan
                                 --------------------------------------
                                 Richard C.E. Morgan
                                 a Managing Member

                             AMPHION VENTURES L.P.
                             (formerly, Wolfensohn Associates II L.P.)

                             By: Amphion Partners L.L.C.
                                 (formerly Wolfensohn Partners II, LLC)
                                 its general partner


                                 By:    /s/ Richard C.E. Morgan
                                        --------------------------------------
                                        Richard C.E. Morgan
                                        a Managing Member


                             AMPHION PARTNERS L.L.C.
                             (formerly Wolfensohn Partners II, LLC)


                             By: /s/ Richard C.E. Morgan
                                 --------------------------------------
                                 Richard C.E. Morgan
                                 a Managing Member

                                EXHIBIT INDEX

        Exhibit 1.           Joint Filing Agreement

        Exhibit 2. Stock Option Grant Pursuant to Draw Notes of February and April 1994.

        Exhibit 3. Grid Note, dated April 1, 1994, between Partners and James D. Wolfensohn

        Exhibit 4. Common Stock purchase Warrant No. 32, dated June 19, 1996, between Company and Associates for 29,499 shares of Common Stock

        Exhibit 5. Common Stock Purchase Warrant No. 33, undated, between Company and Associates, for 17,668 shares of Common Stock

        Exhibit 6. Common Stock Purchase Warrant No. 34, undated, between Company and Associates, for 9,174 shares of Common Stock

        Exhibit 7. Senior Promissory Grid Note, dated June 25, 1997, between Company and Partners

        Exhibit 8. Common Stock Purchase Warrant No. 1, dated August 6, 1997, between Company and Partners for 360 shares of Common Stock

        Exhibit 9. Common Stock Purchase Warrant No. F-8, dated July 14, 1997, between Company and Partners for 90,000 shares of Common Stock

        Exhibit 10. Common Stock Purchase Warrant, dated September 5, 1997, between Company and Associates II for 60,000 shares of Common Stock

        Exhibit 11. Standstill Agreement, dated as of July 14, 1997, between the Company and each of the shareholders indicated therein, including Partners

        Exhibit 12. Note Purchase Agreement, dated June 25, 1997, between the Company, Partners and J.P. Morgan Investment Corporation.

        Exhibit 13. Pledge Agreement, dated August 18, 1997, among the Company, Partners and J.P. Morgan Investment Corporation

        Exhibit 14. Assignment Agreement, dated as of August 19, 1997, between Associates II and Partners.

        Exhibit 15. Assignment Agreement, dated as of August 19, 1997, between Associates and Associates II.

        Exhibit 16. Amended and Restated Note Agreement, dated as of August 19, 1997, between Republic National Bank of New York and Associates II

        Exhibit 17.          Certificate of Designation for Series A
                             Preferred Stock.

        Exhibit 18.          Certificate of Designation for Series B
                             Preferred Stock.

        Exhibit 19.          Certificate of Designation for Series C
                             Preferred Stock.

        Exhibit 20. Certificate of Designation of Series F Preferred Stock and Amendment thereto.

        Exhibit 21. Amendment to the Note Purchase Agreement, dated as of December 23, 1997 among Partners, Associates II and the Company.

        Exhibit 22. Continuing Security Agreement, dated as of December 6, 1996, as amended, among Republic National Bank and Associates, as amended.